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August 28, 2020

Via Edgar Mr. Ryan Sutcliffe U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Steward Funds, Inc. (the “Registrant”) Registration Nos. 002-28174 and 811-01597

Dear Mr. Sutcliffe:

On behalf of the Registrant, this letter is in response to the additional comments you relayed during our August 27, 2020 telephone conference regarding the Securities and Exchange Commission staff’s review of the Registrant’s registration statement on Form N-1A filed on July 1, 2020 (the “Registration Statement”) and the Registrant’s correspondence letter filed on August 21, 2020 in response to the staff’s initial comments on the Registration Statement (the “Initial Response Letter”). Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant intends to file its next post-effective amendment to its registration statement on Form N-1A pursuant to Rule 485(b) under the Securities Act of 1933, effective August 31, 2020 (the “Post-Effective Amendment”).

Prospectus

1.	Comment: Under the revised “Principal Investment Strategies” section for Steward Global Equity Income Fund included with the Initial Response Letter, it states: “The Fund will invest in at least five different countries at all times, unless the Fund adopts a temporary defensive position in an attempt to respond to adverse market, economic, political and other conditions.” Please revise this disclosure to specify the “other conditions” under which the Fund may adopt a temporary defensive position.

Response: Steward Global Equity Income Fund has revised this disclosure to state: “The Fund will invest in at least five different countries at all times, unless the Fund adopts a temporary defensive position in an attempt to respond to adverse market, economic and political conditions.”

Mr. Ryan Sutcliffe

August 28, 2020

2.	Comment: Under the revised “Principal Investment Strategies” section for Steward Global Equity Income Fund included with the Initial Response Letter, it states: “The Fund’s investments in certain U.S. companies will also be tied economically to other countries outside the U.S. as those U.S. companies generate substantial revenues from countries other than the U.S.” Please revise this disclosure to specify the minimum percentage of the Fund’s portfolio that will be invested in U.S. companies that are tied economically to other countries outside the U.S. and to specify the level of revenues that constitutes “substantial revenues” (e.g., 50% or more of a company’s revenues).

Response: Steward Global Equity Income Fund has revised this disclosure to state:

The Fund’s investments in large capitalization companies (i.e., companies with market capitalizations greater than $10 billion) also contribute to the Fund’s global diversification as large capitalization companies generally market their products and services both domestically and internationally. The Fund invests at least 50% of its net assets in large capitalization companies throughout the world.

The Fund believes that the Fund’s name and investments are appropriate and consistent with the statements of the Securities and Exchange Commission contained in footnote 42 to Investment Company Act Release No. 24828, relating to the use of the term “global” in a fund’s name. The Fund believes that management’s investment processes result in the Fund’s assets being diversified among investments in a number of different countries throughout the world and in a portfolio of investments that are tied economically to a number of countries throughout the world and that this is effectively described in the Fund’s “Principal Investment Strategies” section, as revised. The Fund submits that implementing the 40% Test (as defined in the Initial Response Letter) would require changes to management’s investment processes that would not be in the best interests of shareholders. The Fund further notes, for the staff’s information, that the broad-based “global” index, Standard & Poor’s Global 1200 Index, has allocations as of July 31, 2020 in the following amounts: 63.1% US and 36.9% non-US.

3.	Comment: For the staff’s information, please provide the “other expenses” and “total annual Fund operating expenses” for Steward Large Cap Enhanced Index Fund’s Institutional Class and confirm that such information will be disclosed in the Fund’s fee table in the Post-Effective Amendment.

Response: The “other expenses” and “total annual Fund operating expenses” for Steward Large Cap Enhanced Index Fund’s Institutional Class are 0.31% and 0.53%, respectively, and will be disclosed in the Fund’s fee table in the Post-Effective Amendment.

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten

Mr. Ryan Sutcliffe

August 28, 2020

cc:	Jim A. Coppedge (Steward Funds, Inc.) Jessica Gunter (Steward Funds, Inc.) James A. Arpaia (Vedder Price P.C.) Jake W. Wiesen (Vedder Price P.C.)